SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
_____________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

TXP CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

873135 10 7

(CUSIP Number)

May 29, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 873135 10 7	13G	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSONS Michael C. Shores
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 27,123,924*
	6.	SHARED VOTING POWER 17,859,609*
	7.	SOLE DISPOSITIVE POWER 27,123,924*
	8.	SHARED DISPOSITIVE POWER 17,859,609*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,983,533*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 38.6%
12.	TYPE OF REPORTING PERSON IN

* Consists of (i) 27,123,924 shares of common stock beneficially owned directly by the Reporting Person, and (ii) 17,859,609 shares of common stock beneficially owned indirectly through The Michael Shores Trust. Reflects the grant of an option to purchase up to 35,000,000 shares of common stock of the Issuer beneficially owned by the Reporting Person to YA Global Investments, L.P. at an exercise price equal to $0.01 per share, of which (i) the option to purchase 18,261,000 shares vested on May 29, 2008, the option to purchase 9,130,000 shares vests on July 30, 2008, and the option to purchase 7,609,000 shares vests on October 15, 2008.

CUSIP No. 873135 10 7	13G	Page 3 of 6 Pages

1.	NAME OF REPORTING PERSONS The Michael Shores Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 17,859,609*
	6.	SHARED VOTING POWER 27,123,924*
	7.	SOLE DISPOSITIVE POWER 17,859,609*
	8.	SHARED DISPOSITIVE POWER 27,123,924*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,983,533*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 38.6%
12.	TYPE OF REPORTING PERSON OO

* Consists of (i) 17,859,609 shares of common stock beneficially owned directly by the Reporting Person, and (ii) 27,123,924 shares of common stock beneficially owned indirectly through Michael C. Shores. Reflects the grant of an option to purchase up to 35,000,000 shares of common stock of the Issuer beneficially owned by Michael C. Shores to YA Global Investments, L.P. at an exercise price equal to $0.01 per share, of which (i) the option to purchase 18,261,000 shares vested on May 29, 2008, the option to purchase 9,130,000 shares vests on July 30, 2008, and the option to purchase 7,609,000 shares vests on October 15, 2008.

CUSIP No. 873135 10 7	13G	Page 4 of 6 Pages

Item 1.

(a) Name of Issuer

TXP Corporation, a Nevada corporation (the “Issuer”).

(b) Address of Issuer's Principal Executive Offices

1299 Commerce Drive, Richardson, Texas 75081.
Item 2.

(a) Name of Person Filing

This Amendment No. 1 to the Statement on Schedule 13G (the “Statement”) is filed by Michael C. Shores and The Michael Shores Trust (collectively, the “Reporting Persons”).

(b) Address of Principal Business Office or, if none, Residence

The address of the Reporting Persons is 12052 Toscana Way, Frisco, Texas 75035.

(c) Citizenship

Citizenship is set forth in Row 4 of the Cover Pages for the Reporting Persons hereto and is incorporated herein by reference.

(d) Title of Class of Securities

Common stock, par value $0.001 per share (the “Common Stock”).

(e) CUSIP Number

873135 10 7

Item 3.

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of the securities of the Issuer identified in Item 1.

The information required by Item 4(a) - (c) is set forth in Rows 5 through 11 on the Cover Pages for the Reporting Persons hereto and is incorporated herein by reference.

CUSIP No. 873135 10 7	13G	Page 5 of 6 Pages

As of the date of this Statement, each Reporting Person may be deemed to be the beneficial owner of the number of shares of Common Stock of the Issuer issued to Michael C. Shores and The Michael Shores Trust set forth on Row 9 of the corresponding Cover Page of this Schedule 13G for such Reporting Persons.

Reflects the May 29, 2008 grant of an option to purchase up to 35,000,000 shares of common stock of the Issuer beneficially owned by Michael C. Shores to YA Global Investments, L.P. at an exercise price equal to $0.01 per share, of which (i) the option to purchase 18,261,000 shares vested on May 29, 2008, the option to purchase 9,130,000 shares vests on July 30, 2008, and the option to purchase 7,609,000 shares vests on October 15, 2008.

Based upon information received from the Issuer, as of May 29, 2008, the Issuer had 116,704,428 shares of Common Stock issued and outstanding.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.  Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 4, 2008	By:	/s/ Michael C. Shores
Michael C. Shores

The Michael Shores Trust

By:	/s/ Michael C. Shores
Michael C. Shores, Trustee

049642/00000 NYCDOCS2 453298v1